Part II: Activities of the Broker-Dealer Operator and its

Affiliates

Item 7:   Protection of Confidential Trading Information

    a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

        i. written standards controlling employees of the ATS that trade for employees' accounts; and

        ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Protection of Confidential Trading Information:

CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services discussed throughout this Form.

Confidential trading information is deemed to include:

1) Subscriber order and conditional interest detail;

2) Subscriber execution detail;

3) Individual Subscriber order and execution statistics;

4) FIX messages sent to CODA from Subscribers;

5) FIX messages sent from CODA to Subscribers; and

6) LPRC queries.

Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':

1) Operations;

2) Subscriber support;

3) Business and technological development and support;

4) Systemic testing; and

5) Regulatory reviews, testing, investigations, surveillances, and reporting.

As described in Part III, Item 16(b), FLARE is CODA's outbound router. In making routing determinations, FLARE does not have access to Subscribers' Confidential Information, other than order information and FIX messages necessary to route a specific order. Employees are not authorized to use Confidential Information for purposes of operating FLARE.

Personal Trading Accounts:

Employees' are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.

CODA Markets and PDQ prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance Department.

It is the policy of CODA Markets and its parent company, PDQ, that CODA Markets, PDQ and their employees shall not act as principal in any trading activity, or trade for their own account, in CODA.

CODA Markets maintains secured access to both physical and non-physical assets. Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners. Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings. Additional keypad access is required to gain access to sensitive / restricted areas within the buildings. Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with CODA Markets password policy. Failure to maintain an active password in accordance with CODA Markets password policy results in revoked access to non-physical assets.

CODA requires completion and approval of new hire and terminated employee and consultant checklist lists for control of access to Subscriber data, prior to commencement of work with the firm and following termination. Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.

Written, documented authorization to access confidential trading information is provided by a supervisory principal of CODA Markets. Annual review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted. Recognized cybersecurity protocols are documented, enforced and reviewed during periodic cybersecurity meetings.

Part III: Manner of Operations

Item 3:   Exclusion from ATS Services

a.   Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

X☐☐Yes   ☐☐No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

CODA Markets maintains the right to exclude, at its discretion, Participants from using any feature of the ATS including access to CODA, use of specific auction and order types, acting in the capacity of a Liquidity Seeker or Liquidity Provider, entering or interacting with conditional interests, access to Request-for-Trade "(RFT")/Auction Alert feeds and use of the router. CODA Markets reserves the right to modify this list at any time.

Examples of why CODA Markets may choose to exclude a Participant include, but are not limited to the following:

- CODA Markets determines a Participant's usage of the system to be a risk to the CODA systems and/or other Participants.
- A Participant's firm up rate to conditional invites falls below expected levels (as further described in Part III, Item 9).
- A Participant receiving RFTs or Auction Alerts (via FIX, OMS/EMS, PULSE) shows no intent to participate (as further described in Part 3, Item 9).
- A Subscriber loses their FINRA (or other SRO) membership.
- A Subscriber fails to meet their settlement obligations.

Item 11: Trading Services, Facilities and Rules

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

CODA MICRO:

During a CODA MICRO on-demand auction a liquidity seeking order is routed to CODA and subjected to a Pause of up to 20 milliseconds or as determined and specified by the Liquidity Seeker. Liquidity Seekers may opt to shorten the Pause time. The Pause may be shorter than the default 20 milliseconds based on preference or strategy of the Liquidity Seeker. Currently the shortest available Pause is 3 milliseconds. Following receipt of the order and standard risk checks, a RFT/Auction Alert is sent to all Liquidity Providers simultaneously and anonymously (unless directed otherwise by Liquidity Seeker as discussed in Part III, Item 14 (a)). Any executable contra side liquidity generated from the Liquidity Providers and/or the MOF during the Pause is crossed based on one of two CODA MICRO matching protocols as directed by the initiating Liquidity Seeker via a predetermined FIX tag and order handling configuration:

1) "First-to-respond-first-to-trade" (time priority for Liquidity Provider/MOF responses):

a. Liquidity-seeking orders tagged to use CODA MICRO's "first-to-respond-first-to-trade" protocol trade with Liquidity Provider responses and Managed Orders on a first-come, first-served basis provided that the response is at or inside the National Best Bid and Offer ("NBBO") and at or better than the initiating order's limit price.

b. Executed trades print individually to the Trade Reporting Facility ("TRF") as they occur. For example, a liquidity-seeking order configured for a 20ms Pause may execute and print in 2ms if a Liquidity Provider responds with executable contra side liquidity within the 2ms timeframe.

2) "Price improvement auction" (price / time priority for Liquidity Provider/MOF responses):

        a. Liquidity-seeking orders tagged to use CODA MICRO's "price improvement auction" protocol trade with Liquidity Provider responses and Managed Orders at the end of an auction order entry period.

        b. During the Pause, CODA assembles the Liquidity Provider responses and Managed Orders based on price (price improvement) / time priority into an Auction Book.

        c. Orders in the Auction Book are non-displayed and non-executable until the end of the auction.

        d. Orders in the Auction Book may be cancelled or replaced during the auction order entry period.

        e. At the end of the order entry period the Auction Book is closed and all orders are deemed firm.

        f. CODA rechecks the NBBO. The auction matching logic calculates the final execution price or prices for the trade(s) based on price (price improvement) / time priority.

        g. The liquidity-seeking order first trades against the best priced order that arrived in response to the RFT/Auction Alert during the Pause, then moves to the second-best priced order, if necessary, and so on until the entire liquidity-seeking order is filled, cancelled back, sent to the MOF or routed out as directed by the Liquidity Seeker.

        h. Trades are individually printed to the TRF at the completion of the auction.

        i. RFT/Auction Alerts for "price improvement auction" CODA MICROs are identified as such to encourage price competition and so that Liquidity Providers do not interpret the additional latency as a system defect or error.

Additional CODA MICRO rules include:

- Multiple CODA MICROs in the same symbol can run simultaneously.

- Minimum fill Quantity instructions are supported and satisfied one-to-one (no aggregation).

- Liquidity Seekers may enter orders with quantities within their established risk limits, including odd lots.

- Odd lots are not accepted from Liquidity Providers.

- Managed Orders are eligible to participate in CODA MICRO.

- "Firm up" orders from invited conditional interests (discussed in detail in Part III, Item 9) may be eligible to interact with residual shares on the Liquidity Seeker's order following a CODA MICRO.

- Trades print to the TRF as individual prints.

- Any price improvement is awarded to the initiator.

- CODA MICRO trades are priced at or within the NBBO

CODA, Tthe ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion, to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An unexecuted order routed by FLARE may, consistent with the instructions of the Subscriber, be re-entered into CODA and participate in CODA's auction process. Depending on Subscriber preference, The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE at the time of the modification or cancellation.

CODA BLOCK:

CODA BLOCK is CODA's on-demand block auction type. CODA BLOCK utilizes a multilateral, call auction price discovery model, providing trading opportunities for large orders and latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described below, CODA BLOCK and CODA are compliant with Rule 611 of Regulation NMS. A 30-second Pause serves as the approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book. The CODA BLOCK matching algorithm (see "Pricing, Share Allocation and Trade Reporting" below) uses a series of rules resulting in a varying time-to-print at the end of the 30-second order entry window; therefore, 30 seconds is the approximate length of a CODA BLOCK auction.

The CODA BLOCK auction process contains four stages:

1) Auction Initiation

2) Auction Alert & Participation

3) Auction Pricing, Share Allocation and Trade Reporting

4) Post Auction

Auction Initiation - A CODA BLOCK eligible (as described below) order is sent to CODA and triggers the start of a CODA BLOCK auction. Only one CODA BLOCK auction can be in progress at a time for each symbol. A snapshot of the NBBO is taken at this time.

Liquidity Seeker orders can initiate CODA BLOCK during the Core Trading Session with firm orders up until 3:59:00 P.M. Eastern Time. No CODA BLOCK auctions will be initiated after that time. As with other auction types only Buy orders priced greater than the NBB and Sell/Sell Short orders priced less than the NBO upon receipt are eligible to initiate a CODA BLOCK auction.

A minimum order quantity is required to initiate CODA BLOCK based on the following criteria (market capitalization data is updated in the morning of each trading day):

- Large Market Capitalization (greater than $10 billion market capitalization). Initiation order size must be at least 10,000 shares.

- Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization). Initiating order size must be at least 5,000 shares.

- Small Market Capitalization or Smaller ($2 billion or smaller market capitalization). Initiating order size must be at least 2,000 shares.

- "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

- Odd lot orders are not accepted in CODA BLOCK auctions and will be rejected.

- Mixed lot orders are accepted in CODA BLOCK auctions, but only the round lot portion will be eligible for participation in CODA BLOCK auctions. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.

Stocks priced less than $1.00 are not eligible for CODA BLOCK and orders in these stocks will be rejected.

- If the NBB is less than $1.00 upon receipt of an initiating order, the order will be rejected.

- No CODA BLOCK auction will execute with a trade price less than $1.00 (CODA BLOCK auction pricing is discussed below).

Following successful eligibility and CODA standard risk checks on the initiating order the "30-second" order entry period begins (discussed further under "Auction Alert & Participation" below) and no further CODA BLOCK auctions can be initiated in that symbol until the end of the current CODA BLOCK auction. All CODA BLOCK auction orders received in that symbol while a "30-second" order entry period is open are included in the existing CODA BLOCK auction for that symbol as "participating orders" (discussed further below). CODA will monitor for repeated cancelling by initiators and will address and take action by disabling a Participant's access to CODA BLOCK as it deems necessary.

Auction Alert & Participation - A successful initiation of a CODA BLOCK auction is followed by the distribution of CODA BLOCK Auction Alerts and the opening of a "30-second" order entry period. CODA distributes Auction Alerts to its Participants (both buy-side and sell-side) using its "symbol only" RFT, similar to CODA MICRO. The alerts notify Participants that a CODA BLOCK auction has been initiated in that symbol and is in progress.

Participants (both Liquidity Seekers and Liquidity Providers) can receive Auction Alerts at three distinct times, in order to accommodate the varied trading workflow needs and latency sensitivities of CODA and CODA BLOCK's diverse Participant community. The first of the three Auction Alerts, Phase 1 Auction Alert, is sent at the start of this stage.

Auction Alerts are distributed to Participants via IOI, the PULSE download (see detail below), Instant Message ("IM"), OMS/EMS platforms, direct FIX connections and other third-party messaging platforms and networks. If any alert distribution platforms or networks require "Side" in their specification, then CODA will send both a Buy Auction Alert and a Sell Auction Alert to the platform or network to avoid disclosing the direction of the initiating order. The Auction Alerts can also include the start and stop time for the order entry period.

The PULSE application is one of the available options to deliver symbol-only Auction Alerts to users at the start of each CODA BLOCK on-demand auction. In addition to the symbol, each Auction Alert shows a timestamp, auction ID, status, symbol sector/industry and an indicator if the user was logged out of PULSE when a particular auction was initiated. PULSE users may filter Auction Alerts based on their own symbol list or by sectors. PULSE also provides chat-based support services to address any user questions or issue with the product. Additional information about PULSE is available in Part II, Item 5(a).

Orders received during the order entry period are placed in the CODA BLOCK auction order book for that symbol as participating orders. There is no time priority in the auction pricing process (allocation rules are described later in this document); therefore, a Subscriber can respond to any of the three Auction Alerts at any time. CODA BLOCK enforces the following requirements on participating orders:

- Participating orders may be priced below, at, inside or above the NBBO.

- A minimum order quantity of 1,000 shares is required for a participating (responding) order.

- Managed Orders and "firm up orders" from invited conditional interests are eligible for participating in CODA BLOCK auctions if they meet the aforementioned criteria.

The Phase 2 and Phase 3 Auction Alerts are designed to accommodate quantitative, algorithmic and conditional interest Participants. The Phase 2 Auction Alert is sent approximately 29.7 seconds after the Phase 1 Auction Alert. This time is also 300 milliseconds prior to the end of the "30-second" order entry period. The Phase 2 Auction Alert is the invite to all eligible conditional interests.

The Phase 3 Auction Alert is the final Auction Alert and is sent 10 milliseconds prior to the end of the "30-second" order entry period. Managed Orders in the CODA system that are CODA BLOCK auction eligible are reserved for the auction book at this time.

The Auction Alerts are sent to Participants according to the following schedule:

- Phase 1 Auction Alert: Time ~0 seconds

- Phase 2 Auction Alert: Time ~29.7 seconds (29 seconds and 700 milliseconds).

- Phase 3 Auction Alert: Time ~ 29.990 seconds (29 seconds and 990 milliseconds).

Participating orders in the auction order book may be entered, replaced or cancelled at any time during the order entry period. All participating orders in the CODA BLOCK auction order book are non-displayed. All participating orders and the initiating order are not executable until the end of the "30-second" order entry period. The stage is complete at the end of the "30-second" order entry period. At that time all participating orders in the auction order book are deemed firm and cannot be cancelled.

Auction Pricing, Share Allocation and Trade Reporting - After the thirty-seconds, which includes the aforementioned initiation, alert and response processes, the CODA BLOCK auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA BLOCK auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.

All CODA BLOCK auction eligible orders are aggregated in the CODA BLOCK auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA BLOCK auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing: CODA BLOCK's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares while taking into consideration all of the following:

1) All Limit prices.

2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period).

3) Minimum Fill Quantity instructions (CODA BLOCK satisfies Minimum Fill Quantity instructions)

a. Unless Subscriber specifies another value on the order, CODA BLOCK enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders.

4) Maximum contra is not supported in CODA BLOCK (discussed later in this Form).

5) Self-trade prevention is not supported in CODA BLOCK, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed.

6) CODA BLOCK's Passive Order Rule ("POR")

a. Only applied when the auction price will be outside the NBBO.

b. Designed to prevent an order that is small in size and passive in price from having an undue influence on the auction trade price (when compared to the aggregate share volume of orders on the passive side of the auction trade).

c. The POR establishes a threshold to determine which, if any, passive (non-marketable) orders should be excluded from participating in a specific CODA BLOCK auction.

d. The POR inputs include all orders eligible to participate on the passive side of a CODA BLOCK auction and the share-weighted average price of these orders collectively. The POR threshold is established and defined as twice the distance of the aforementioned share-weighted average price from the NBBO midpoint. The NBBO used for the calculation is from the NBBO snapshot taken at the end of the order entry window. Any orders priced beyond the threshold in a given auction are excluded and will not receive any allocation in that CODA BLOCK auction. All orders on the passive side of a CODA BLOCK auction are subject to the POR if the CODA BLOCK auction is to be priced outside of the NBBO.

7) CODA BLOCK's Liquidity Protection Rule ("LPR")

a. Only applied when the auction price will be outside the NBBO.

b. Designed to prevent an auction trade from executing at an unreasonable distance outside the spread given the size of the execution and the liquidity profile of the symbol.

c. The LPR is driven by an equation that is calibrated individually for every Reg NMS stock based on the pattern of its trades over the last twenty trading days (unlike the POR which uses a static formula for each auction). The calibration methodology is designed to reflect the typical price variance of each stock as a function of its notional turnover. The LPR takes the size of a potential CODA BLOCK print as an input and returns the maximum distance the CODA Block engine will allow the auction to go up outside the NBBO as the output.

d. If the auction trade price would be outside of that threshold, the orders passively priced outside of that threshold are deemed ineligible and the auction is repriced and reallocated.

e. As discussed in Part II, Item 5(c), registered users of the LPRC can enter an NMS stock symbol and auction trade quantity, and the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the Liquidity Protection Rule ("LPR") in CODA BLOCK on that trading day. Registered users of the LPRC may request a daily file containing the same LPR output data available on CODA Markets' website. That file may be delivered via FTP or the user's preferred delivery methodology.

8) If CODA BLOCK determines that the maximum number of shares that can trade is equal at multiple price levels, CODA BLOCK prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period.

Trade Size Requirements: The CODA BLOCK auction trade size must satisfy CODA BLOCK Trade Size Requirements as follows:

1) CODA BLOCK auctions with an execution price at or within the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 5,000 shares, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

2) CODA BLOCK auctions with an execution price outside the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 10,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 10,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 5,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 2,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 2,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA BLOCK auction trade size, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA BLOCK auction and all related orders in the auction are cancelled.

If CODA BLOCK Trade Size Requirements are satisfied the allocation process is effected as described below.

Primary Allocation: If an initiating or participating order is priced at or through the auction trade price, the order will be allocated shares from the auction order book as follows:

> 1) The initiating order receives 100% allocation priority.
>
> a. If the initiating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the allocation process. (If an initiating order is not included in the CODA BLOCK auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)
>
> 2) Participating orders receive a quantity weighted pro-rata allocation.
>
> a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.
>
> b. Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.
>
> 3) If the auction price is outside the NBBO, then Rule 611 of Regulation NMS Trade Through requirements are triggered. In these cases, CODA BLOCK will reduce the number of shares allocated to CODA BLOCK Participants by the number of shares shown as protected "top of book" according to Rule 611 of Regulation NMS and CODA BLOCK's NBBO snapshot at the end of the 30-second order entry window. CODA will route orders outside CODA to satisfy the requirements of Rule 611 of Regulation NMS in an agency capacity. Any shares filled at the protected prices will be allocated according to the "Secondary Allocation" described below.
>
> 4) The primary allocation process will not allocate shares in mixed or odd lots. If the final 100 shares need to be allocated to one participating order while there are several participating orders in the CODA BLOCK auction order book, the final 100 shares are allocated to the participating order based on price/time priority (price and time stamp on new order receipt).

TRF Trade Reporting: As detailed in Part III, Item 21, once the auction trade price and the primary allocation is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time along with any required Intermarket Sweep Orders ("ISO") (described below).

Regulation NMS Rule 611 ISO Sweep (if necessary): To comply with Rule 611 of Regulation NMS, if the auction trade price is outside the NBBO, CODA will route ISOs to access the liquidity deemed as protected markets "top of book" according to CODA's "protected market" snapshot. CODA will send ISO orders to the protected markets in an agency capacity; therefore, the CODA BLOCK auction trade size may be adjusted as necessary and to comply with Rule 611 of Regulation NMS. The initiator's 100% allocation priority from the primary allocation is maintained during any auction trade size adjustment. Fills for participating orders are adjusted on a volume weighted pro-rata basis if necessary. If an auction trade size adjustment would result in a violation of CODA BLOCK's auction Trade Size Requirement then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. Should that not be possible, the CODA BLOCK auction and all related orders in the auction are cancelled. The ISO order(s) to the protected markets and the auction trade print to the TRF are sent contemporaneously.

Secondary Allocation (if necessary): To comply with Rule 611 of Regulation NMS, if CODA receives full or partial fills on any of the ISO orders, the filled shares will be allocated on a quantity weighted pro-rata basis to the aggressively priced orders (i.e., Buy orders in a CODA BLOCK auction with an auction trade price greater than NBO/Sell orders in a CODA BLOCK auction with an auction trade price less than NBB) that received allocations in the auction (which may include the initiator).

Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed:

Subscriber execution reports:

Subscribers receiving fills from CODA BLOCK will receive one fill at a single price. That fill price reflects the auction price unless the Participant receives secondary allocation shares as described above. Participants receiving secondary allocation shares in addition to primary allocation shares will receive a single fill at the average price.

Post auction residual processing:

> a. All unfilled or partially filled IOC orders are cancelled back to the Participant.

> b. Day orders remain active as Managed Orders as follows:

> i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA BLOCK has residual quantity, it is eligible to interact with future CODA BLOCK auctions, but not eligible to interact with other CODA auction types.

> ii. If the remaining quantity on a CODA BLOCK auction Day order is less than 1,000 shares, then CODA BLOCK will cancel the order.

> iii. All CODA BLOCK auction orders that do remain active as Managed Orders will maintain the 100-share minimum fill quantity unless another value is specified by the Subscriber.

> c. Conditional interests that send Day orders as a firm up to a CODA BLOCK invites are cancelled after the auction.

> d.

d. Managed Orders (not designated as CODA BLOCK-only) that were included in a CODA BLOCK auction will remain live and active as Managed Orders in CODA.

e. CODA Block orders are not eligible for routing by FLARE.

Clearance and settlement: CODA BLOCK's clearing and settlement procedures are consistent with other CODA auction types.

At the completion or cancellation of a CODA BLOCK auction, the symbol is again available for initiation of a new CODA BLOCK auction.

CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.

- Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).
- If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.
- CODA ONE accepts both Day and IOC orders.
- Fills, partial fills and cancels are sent to the initiating Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.
- Non-marketable Day orders sent with CODA ONE instructions can post to the Managed Order Facility without initiating an auction.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using Managed Orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order except as described in CODA BLOCK.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK does not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in both CODA MICRO and CODA BLOCK.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account. In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.

CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.

Item 16: Routing

b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

CODA, T̶the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion, to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An order routed by FLARE may be entered or re-entered into CODA and participate in CODA's auction process. The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE.

~~The ATS via its router, FLARE, allows Liquidity Seekers, at their discretion, to route out to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. Examples of ways that orders can be routed via FLARE include residual liquidity from an~~

initiating CODA MICRO order, non-marketable orders and orders instructed to be sent to other trading centers before (or instead of) initiating an auction at CODA.

All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. Participants work with CODA sales, operations and support teams to configure one or more strategies for routing out of the ATS. Subscribers acting in the capacity of a Liquidity Seeker use FIX tags to direct orders to the routable or non-routable strategies. Participants may also opt for a default routable configuration. Affirmative instruction is obtained during the configuration discussions mentioned above and on an order-by-order basis via FIX tags.

Liquidity Seeker orders directed to CODA BLOCK are not eligible for routing. Liquidity Provider orders are never eligible for routing.

Item 21: Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

Following an execution, all sides of the trade are reported to a Trade Reporting Facility ("TRF") to post the trade on the consolidated tape. CODA becomes a counterparty to both or all (CODA BLOCK) sides on each trade. Currently, CODA reports executed trades to the FINRA/NYSE TRF, but reserves the right to report to any other registered TRF. At this time, CODA is only connected to the FINRA/NYSE TRF. CODA reports all executions on its ATS under the MPID, "CODA".

CODA MICRO executions involving more than two orders are printed to the tape individually. In other words, if an auction-initiating order trades with two responding orders, then two trades are printed to the tape (potentially at unique prices). CODA Markets will also submit a non-media report for each execution.

CODA BLOCK executions are printed to the tape as a single multilateral trade. In other words, if an auction-initiating order trades with two responding orders, then one trade is printed to the tape (at a single auction trade price). Individual Participants in the trade receive execution reports only for their respective executed quantity. CODA Markets will also submit non-media reports for the executions.

Routed ordersOrders routed via FLARE and are executed at away Trading Centers and are reported to the TRF by the away Trading Centers. CODA Markets does not submit a non-media report for orders routed via FLARE and executed at away Trading Centers.

Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

a.

At the time of execution, either inside of CODA or at an away market via ~~CODA FLARE~~FLARE, CODA Markets will substitute itself as counterparty for clearing purposes. CODA Markets utilizes BofA Securities, Inc. to submit trade details for transactions executed inside of CODA for clearing at NSCC and settlement at DTC. CODA Markets utilizes BofA Securities, Inc. or Electronic Transactions Clearing, Inc. ("ETC") to submit trade details for transactions executed via ~~CODA FLARE~~FLARE for clearing at NSCC and settlement at DTC. For those transactions executed via ~~CODA FLARE~~FLARE, CODA Markets decides which clearing firm to use based on cost considerations, such as when a Subscriber also utilizes ETC for clearing and settlement. CODA requires every Subscriber to either self-clear or have its own clearing arrangement with a clearing firm; however, Subscribers are not required to utilize BofA Securities, Inc. or ETC. BofA Securities, Inc. and ETC will submit trades to the NSCC for clearing in accordance with any QSR arrangement between them and the Subscriber or the Subscriber's clearing firm.

Although CODA Markets substitutes itself as counterparty for clearing purposes, CODA Markets does not guarantee delivery of trades occurring inside CODA or trades occurring on an away market via ~~CODA FLARE~~FLARE. Instead, clearing and settlement of trades is dependent upon the original counterparties satisfying their delivery obligations. As such, should a counterparty have clearance or settlement issues, as further described below, CODA Markets reserves the option to step into the position of the original counterparty or bust/reverse the trade pursuant to CODA's Subscriber Agreement. In determining whether to step into the position of the original counterparty or bust/reverse the trade, CODA Markets will consider the size of the trade, the potential losses from taking on the position, and the ability of CODA Markets to trade out of the position quickly. Below is a description of how CODA Markets resolves various clearing and settlement issues:

Clearing Issues (Uncompares)

As discussed below, CODA Markets considers a clearing issue, also referred to below as an uncompare, to be when the trade details submitted by CODA Markets' clearing firm and a Subscribers' clearing firm to NSCC do not match.

If the clearing issue was with respect to a trade occurring on the ATS between two Subscribers, CODA Markets would be made aware of the uncompare on T+0 or T+1. At this point, CODA Markets will work with the Subscriber to resolve the uncompare. If CODA Markets is unable to resolve the uncompare, CODA Markets will contact the Subscriber on the other side of the original transaction and, following discussions with the impacted Subscriber, may bust the trade. If CODA Markets decides to bust the trade, CODA Markets will request that its clearing firm cancel the trade and also require the affected Subscriber to submit a trade reversal to its clearing firm to be submitted to NSCC. In the alternative, CODA Markets may decide to maintain the other side of the transaction and trade out of the position. If CODA Markets decides to maintain the other side of the transaction and trade out of the position, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the clearing issue was with respect to a trade executed via ~~CODA FLARE~~FLARE where the trading details submitted by an away market or its clearing firm do not match the trading details submitted by CODA Markets' clearing firm, CODA Markets would be made aware of the uncompare on T+0 or T+1. At this point, CODA Markets will work with the away market to resolve the uncompare. If CODA Markets is unable to resolve the uncompare, CODA Markets will contact the Subscriber on the other side of the trade and, following discussions with the impacted Subscriber, may bust the trade. If CODA Markets decides to bust the trade, CODA Markets will request that its clearing firm cancel the trade and also require the affected Subscriber to submit a trade reversal to its clearing firm to be submitted to NSCC. In the alternative, CODA Markets may decide to maintain the other side of the transaction and trade out of the position. If CODA Markets decides to take on the other side of the transaction and trade out of the position, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the clearing issue was with respect to a trade executed via ~~CODA FLARE~~FLARE where the trading details submitted by the Subscriber's clearing firm do not match the trading details submitted by CODA Markets' clearing firm, CODA Markets would be made aware of the uncompare on T+0 or T+1. At this point, CODA Markets will work with the Subscriber to resolve the uncompare. If CODA Markets is unable to resolve the uncompare, CODA Markets will contact the away market to discuss how to resolve the issue. If possible, CODA Markets will request that the away market bust the trade. If the away market agrees to bust the trade, CODA Markets will request that its clearing firm cancel the trade.   If CODA Markets is required to maintain the trade with the away market, CODA Markets will take the necessary market actions to meet its settlement obligation.

Settlement Issues (Fail-to-Delivers)

As discussed below, CODA Markets considers a settlement issue to be when trade details have been successfully submitted to NSCC, but one of the counterparties to the original transaction fails to deliver the securities for settlement.

If the settlement issue was with respect to a trade occurring on the ATS between two Subscribers, CODA Markets would be made aware of the settlement issue on T+2 or possibly later whenever CODA Markets' clearing firm puts the failed position into CODA Markets' suspense account. CODA Markets will work with the failing Subscriber to resolve the settlement failure. If CODA Markets is unable to resolve the settlement failure, CODA Markets will contact the Subscriber on the other side of the trade and, following discussions with the impacted Subscriber, may require the Subscriber to enter into an offsetting transaction to reverse the trade and CODA Markets' settlement obligation. In the alternative, CODA Markets may decide to maintain the failed position, in which case, the position would be moved from CODA Markets' suspense account to its error account. At this point, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the settlement issue was with respect to a trade executed via ~~CODA FLARE~~FLARE where the counterparty on the away market does not meet its settlement obligations, CODA Markets would be made aware of the settlement issue on T+2 or possibly later whenever CODA Markets' clearing firm puts the failed position into CODA Markets' suspense account. CODA Markets will work with the away market to resolve the settlement failure. If CODA Markets is unable to resolve the settlement failure, CODA Markets will contact the Subscriber on the other side of the trade and, following discussions with the impacted Subscriber, may require the Subscriber to enter into an offsetting transaction to reverse the trade and CODA Markets' settlement obligation. In the alternative, CODA Markets may decide to maintain the failed position, in which case, the position would be moved from CODA Markets' suspense account to its error account. At this point, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the settlement issue was with respect to a trade executed via ~~CODA FLARE~~FLARE where the Subscriber does not meet its settlement obligation, CODA Markets would be made aware of the settlement issue on T+2 or possibly later whenever CODA Markets' clearing firm puts the failed position into CODA Markets' suspense account. CODA Markets will work with the failing Subscriber to resolve the settlement failure. If CODA Markets is unable to resolve the settlement failure, CODA Markets will contact the away market to discuss how to resolve the

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issue. If possible, CODA Markets will request that the away market enter into an offsetting transaction to reverse the trade and CODA Markets' settlement obligation. If CODA Markets is required to maintain the trade with the away market, the position would be moved from CODA Markets' suspense account to its error account. At this point, CODA Markets will take the necessary market actions to meet its settlement obligation. ~~CODA utilizes BofA Securities, Inc. (Broadcort division) for clearing and settlement. All trades on the ATS are submitted to and cleared by BofA Securities, Inc. (Broadcort division). For both CODA MICRO and CODA BLOCK, BofA Securities, Inc. submits transactions to NSCC for clearance and DTCC for settlement. Subscribers to the ATS, both broker-dealers and qualified institutions, must have arrangements with a clearing firm.~~

~~Executions that occur via FLARE (router) are also submitted to and cleared by BofA Securities, Inc. (Broadcort division) or Electronic Transaction Clearing, Inc.~~

~~CODA Markets has an additional clearing arrangement with Electronic Transaction Clearing, Inc. to clear and settle transactions as described above with BofA Securities, Inc. At this time, CODA Markets does not clear any CODA ATS trades with Electronic Transaction Clearing, Inc. Should CODA Markets decide to clear CODA ATS trades via Electronic Transaction Clearing Inc., or use the arrangement as a backup, CODA Markets will provide advance notice to Subscribers and file an amendment to Form ATS-N.~~